[Preston Gates Ellis LLP Letterhead]



                                 July 20, 2005



Cicely D. Luckey
Kelly McCusker
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: China Digital Wireless, Inc.Form 10-KSB for the Year Ended December 31, 2004, File No. 000-12536Form 10-QSB for the Quarter Ended March 31, 2005, File No. 000-12536

Dear Ladies and Gentlemen:

     On behalf of our client China Digital Wireless, Inc. (the Company), in connection with the above referenced reports, we are hereby providing you the following supplemental responses to the comments in your letter dated June 30, 2005:

Form 10-KSB for the fiscal year ended December 31, 2004
-------------------------------------------------------

Note 2  Summary of Significant Accounting Policies
--------------------------------------------------

1. Comment. Advise us how you considered FIN 46(R) as it relates to your relationship with Sifang Information and Tianci Group in light of the rights obtained through the information service and cooperation agreements and funding of working capital needs.


          Response. We first considered whether either Sifang Information or Tianci Group possessed one of the following characteristics that would make it a Variable Interest Entity (VIE):

     1.   The entity is thinly capitalized from an equity point of view.

     2.   Residual equity holders do not control the entity.

     3. Equity holders do not participate fully in an entity's residual economics.

     4.   The entity was established with non-substantive voting interests.

     Based  on our  review  of the  financial  statements  of both  entities  we concluded that both were adequately capitalized and had their own substantial operations other than the related party transactions they had engaged in with the Company. We also concluded that, in both instances, the equity holders controlled the entities, participated fully in their residual economics and held substantive voting interests. Therefore, the Company concluded that the VIE determinates as noted above do not apply to Sifang Information and Tianci Group.

     Furthermore, Under FIN 46, an entity that is not a VIE is considered a "voting interest entity". In a voting interest entity, the equity investment is deemed sufficient to absorb the expected losses of the entity, and the equity investment has all of the characteristics of a controlling financial interest. As a result, voting rights are the key determinant for determining which entity, if any, should consolidate the entity. Boulder/Sifang Holdings/TCH has no voting interest in Sifang Information and Tianci Group that would require consolidation based on GAAP.

Note 3  Equity Transactions, page F-15
--------------------------------------

2. Comment. Please tell us the nature of your relationship with the three investors that you issued 1,315,789 shares of common stock on June 28, 2004 and how you determined the issuance of shares below the market price was not a compensatory arrangement. In addition, clarify if the shares were actually issued in June 2004 or if they were held in escrow as well.


     Response. The parties were not related to the Company nor did they perform any services for the Company. As a result, the transaction was solely a capital transaction where the shares were issued to three outside investors in a capital raising activity. The shares were issued on June 28, 2004 and held in escrow until November 12, 2004, the date that the related registration statement on Form SB-2 was filed.

3. Comment. We note for the options granted to certain shareholders to repurchase their shares at $1.14 per share you considered Topic D-98 in accounting for the options. Advise us what consideration was given to paragraph 11 of SFAS 150 as it relates to classifying these amounts as a liability at year-end. Further, since the contingency was not resolved until after year-end, tell us your basis in GAAP for classifying these amounts in permanent equity at December 31, 2004.

     Response. Based on conditions that existed at the balance sheet date, it was more likely than not that the options would expire. Since this involved the settlement of estimated liabilities, we believe that the actual expiration of the options would then be considered a Type 1 subsequent event that requires the financial statements to be adjusted.

Form 10-QSB for the fiscal quarter ended March 31, 2005
-------------------------------------------------------

Consolidated  Statements  of Income,  page F-2,  Note 2 Summary  of  Significant
--------------------------------------------------------------------------------
Accounting  Policies,  Revenue Recognition,  Advertising Service Revenues,  net,
--------------------------------------------------------------------------------
page F-8
--------

4. Comment. Tells us how you considered EITF 99-19 as it relates to Advertising Service Revenues.

     Response. The Company is not the primary obligor in the applicable advertising arrangement. Further, the Company receives a fixed fee from Shanghai Sifang Media Co., Ltd with respect to this arrangement and has no latitude in determining prices, indicating that the revenues should be netted with the associated costs (EITF 99-19). Therefore, the Company recorded the Advertising Service Revenues net in the financial statements as of March 31, 2005.

Consolidated Statements of Cash Flows, page F-4
-----------------------------------------------

5. Comment. Since the nature of certain related party advances are to facilitate revenue-generating activities on behalf of the company, tell us your basis for presenting these amounts as an investing activity versus an operating activity on the Statements of Cash Flows. In addition, explain how the $3.0 million and $2.4 million advances, related to the March 2005 agreements as disclosed on page F-14, were recorded in your Statement of Cash Flows.


     Response. Both the $3.0 million and the $2.4 million advances meet the definition of and were classified as investing activities on the Companys Statement of Cash Flows. The $3.0 million relates to an advance of cash to a related company to finance its future operations. The $2.4 million relates to advancement of funds to a related party to for the investment in a digital media company that the assets will be transferred to the Company.

     As you requested in your letter dated June 30, 2005, enclosed please find a letter from the Company making the requested acknowledging statement. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 370-6651.

                                     Very truly yours,

                                     Preston Gates & Ellis llp

                                     /s/ Kristy T. Harlan

                                     By: Kristy T. Harlan